United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS MEETING

On June 04th, 2019, at 5:30 pm, met, extraordinarily, by conference call, pursuant to Article 12, Sole Paragraph of the Bylaws of Vale S.A. (“Vale”), Messrs. José Maurício Pereira Coelho — Chairman, Fernando Jorge Buso Gomes — Vice Chairman, Eduardo de Oliveira Rodrigues Filho, Isabella Saboya de Albuquerque, José Luciano Duarte Penido, Lucio Azevedo, Marcel Juviniano Barros, Marcelo Augusto Dutra Labuto, Marcio Hamilton Ferreira, Oscar Augusto de Camargo Filho, Patrícia Gracindo Marques de Assis Bentes, Sandra Maria Guerra de Azevedo and Toshiya Asahi, and also Mr. Luiz Gustavo Gouvêa, as Corporate Governance Secretary of Vale, having unanimously resolved upon the following: “ELECTION OF EXECUTIVE OFFICER OF SAFETY AND OPERATIONAL EXCELLENCE — The Board of Directors approved, with a favorable report of the Personnel and Governance Committee, the election of Mr. CARLOS HENRIQUE SENNA MEDEIROS, Brazilian, married, mechanical engineer aviation, bearer of the identity card number 50.553.775-8 issued by SSP/SP, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #048.556.228-69, with commercial address at Praia de Botafogo 186, 20th Floor, Botafogo, Rio de Janeiro, RJ, as Executive Officer of Safety and Operational Excellence of Vale. The Executive Officer elected herein, who will meet the term of management until 05/26/2021, has declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76)”. I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, June 4th, 2019.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: June 11, 2019		Director of Investor Relations